4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
P.O. BOX 219777 KANSAS CITY, MO 64121-6777
TEL: (816) 983-8000 FAX: (816) 983-8080
WEBSITE: www.blackwellsanders.com

Eric J. Gervais DIRECT: (816) 983-8362	DIRECT FAX: (816) 983-8080 E-MAIL: egervais@blackwellsanders.com
May 11, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry L. Greene, Senior Counsel
          Re:     Tortoise Capital Resources Corporation (the “Company”)
Dear Larry:
     Today the Company filed via EDGAR a Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933. The purpose of this filing is to register (i) the resale of 3,088,596 shares of the common stock of the Company, (ii) the resale of up to 957,130 warrants to purchase shares of common stock of the Company, and (iii) the issuance and sale of up to 957,130 shares of common stock of the Company issuable upon the exercise of the warrants.
     We are not aware of any novel issues or disclosure items requiring staff attention in the Registration Statement.
     Please call the undersigned at (816) 983-8362 with any questions you may have.
Sincerely,
/s/ Eric J. Gervais

EJG
KC-1499777-1
KANSAS CITY, MISSOURI • ST. LOUIS, MISSOURI • OMAHA, NEBRASKA • SPRINGFIELD, MISSOURI • LINCOLN, NEBRASKA
OVERLAND PARK, KANSAS • BELLEVILLE, ILLINOIS • WASHINGTON, D.C. • LONDON, UNITED KINGDOM
AFFILIATES: LEEDS • MANCHESTER
MEMBER OF THE WORLD SERVICES GROUP